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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                           (Amendment No.    3  )*

                           Publix Super Markets, Inc.
                 -----------------------------------------------
                              (Name of Issuer)

                   Common Stock, Par Value $1.00 Per Share
                 -----------------------------------------------
                            (Title of Class of Securities)

                                    None
                               --------------
                               (CUSIP Number)



Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 4


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                                  SCHEDULE 13G

CUSIP No.    None                                         Page  2  of  4  Pages
          ----------                                           ---    ---



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Publix Super Markets, Inc. Profit Sharing Plan and Trust
         59-1697200

2        Check the Appropriate Box if A Member of a Group*

                                                                       (a) ---

                                                                       (b) ---

3        SEC Use Only

4        Citizenship or Place of Organization

         Employee Benefit Plan (Florida)


Number of
Shares                        5     Sole Voting Power                     -0-
Beneficially
Owned By                      6     Shared Voting Power
Each
Reporting                     7     Sole Dispositive Power                -0-
Person
With                          8     Shared Dispositive Power

9        Aggregate Amount Beneficially Owned by Each Reporting Person

         -0-

10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*




11       Percent of Class Represented by Amount in Row 9

         -0-

12       Type of Reporting Person*

         EP


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Continuation of Schedule 13G                                  Page 3 of 4 Pages
-------------------------------------------------------------------------------


This statement is the third amendment to a statement on Schedule 13G filed with the Securities and Exchange Commission on February 10, 1993, by Hoyt R. Barnett as Trustee of the Publix Super Markets, Inc. Profit Sharing Plan and Trust.

The undersigned hereby amends Item 4 of the initial statement to read as follows.

Item 4.  Ownership.
------------------

As of December 31, 1999, the Publix Super Markets, Inc. Profit Sharing Plan and Trust was the "beneficial owner", as that term is defined under Rule 13d-3 under the Securities Act of 1934, of a total of -0- shares of the Company's common stock. On December 31, 1999, twenty six million, two hundred seventy-two thousand, two hundred twenty four shares (26,272,224) owned by the Plan were transferred to the Publix Super Markets, Inc. Employee Stock Ownership Plan and Trust (ESOP) through a merger.

Changes that have occurred since the filing of the second amendment to Schedule 13G in the total number of shares of common stock on deposit in the Publix Super Markets, Inc. Profit Sharing Plan and Trust was the result of the purchase of 1,250,000 shares from the Company on June 25, 1999; receipt of a Company contribution of 1,480,651 shares on August 2, 1999; a purchase of 500,000 shares from the Company on September 24, 1999; a purchase of 741,573 shares from the Company on December 23, 1999 and the merger into the ESOP on December 31, 1999.

Item 5.  Ownership of Five Percent or Less of a Class.
-----------------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

See Item 4 above.


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Continuation of Schedule 13G                                  Page 4 of 4 Pages
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                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief of the Plan, the Plan hereby certifies that the information set forth in this Schedule is true, complete and correct and that the Plan has caused this Schedule to be signed on its behalf by the undersigned Trustee, thereunto duly authorized.

                                            PUBLIX SUPER MARKETS, INC.
                                            PROFIT SHARING PLAN AND TRUST



                                            By:   /s/ Hoyt R. Barnett
                                                  -------------------------
                                                  Hoyt R. Barnett, Trustee

Date:  February 11, 2000